EXHIBIT 5

                                  July 17, 2003


LAM Pharmaceutical Corp.
800 Sheppard Avenue West,
Commercial Unit 1
Toronto, Ontario
Canada  M3H 6B4


This letter will constitute an opinion upon the legality of the sale by certain selling shareholders of L.A.M. Pharmaceutical Corp., a Delaware corporation (the "Company"), of up to 1,742,242 shares of common stock, all as referred to in the Registration Statement on Form SB-2 filed by the Company with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of the Company and the applicable laws of the State of Delaware, and a copy of the Registration Statement. In our opinion, the Company was authorized to issue the shares of stock mentioned above and such shares, when sold, will represent fully paid and non-assessable shares of the Company's common stock.

Very truly yours,

HART & TRINEN

William T. Hart